Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 6, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 6, 2024, The Nasdaq Stock Market (the "Exchange") received from RDE, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, par value $0.001 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi